Exhibit 99.2

PRESS RELEASE
20 October 2025 – 08:25 CEST
Regulated information

CMB.TECH TRADING UPDATE
ANTWERP, Belgium, 20 October 2025, 08:00 CET – CMB.TECH NV (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) (“CMB.TECH”) provides a market update. During Q3 and Q4 to date, CMB.TECH has continued its fleet rejuvenation strategy with the sale of two older vessels and the delivery of five newbuild vessels.
Fleet update
Deliveries
CMB.TECH took delivery of 5 newbuilding vessels in Q3 and Q4 to date:
•	Eco-Newcastlemaxes: Mineral Slovensko and Mineral Slovenija
•	Chemical tanker: Bochem Santos
•	CTV: Windcat 58
•	CSOV: Windcat Rotterdam
Sales & TC updates
Euronav
CMB.TECH has sold the VLCC Dalma (2007, 306,543 dwt). The sale will generate a capital gain of 26.7 million USD. The vessel will be delivered to its new owner during Q4 2025.
The time charter of the VLCC Donoussa (2016, 299,999 dwt) is extended for another 11 months, until October 2026.
Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) were delivered to their new owners in Q3 2025, generating a total capital gain of approx. 39.3 million USD in Q3 2025.
Bocimar
CMB.TECH has sold the capesize Battersea (2009, 169.390 dwt). The sale will generate a total capital gain of 2.4 million USD. The vessel will be delivered to its new owner during Q4 2025.
Estimated time charter equivalent earnings (TCE)
The estimated average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
	Q3 2025	Quarter-to-Date Q4 2025
	USD/day	USD/day	%
DRY BULK VESSELS
Newcastlemax Average rate(1)(2)	27,872	30,954	61.6%
Capesize Average rate(1)(2)	20,577	27,084	50.0%
Panamax/Kamsarmax Average rate(1)(2)	13,437	15,814	56.0%
TANKERS
VLCC Average spot rate (in TI Pool)(3)	28,715	54,206	30.0%
VLCC Average time charter rate(4)	45,725
Suezmax Average spot rate(1) (4)	47,104	49,249	34.0%
Suezmax Average time charter rate	33,455
CONTAINER VESSELS
Average time charter rate	29,378
CHEMICAL TANKERS
Average spot rate	20,758
Average time charter rate	19,306
OFFSHORE WIND
CSOV Average time charter rate	27,272	120,331	83.7%
CTV Average time charter rate	3,470	2,971	79.3%
(1) Reporting load-to-discharge, in line with IFRS 15
(2) Spot and TC rates combined
(3) CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical off hire days)
(4) Including profit share where applicable

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
20 October 2025 – 08:25 CEST
Regulated information

About CMB.TECH
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore wind vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include potential legal actions by other parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech